02041881

CONFORMED COPY

Total No. of Pages: 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED JUN 24 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 154

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 20, 2002

Commission file number: **0-30924**

PROCESSED JUL 17 2002 THOMSON FINANCIAL P

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI PLC

APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND RESTRUCTURING EXECUTIVE

London, May 20, 2002 - Marconi plc (London and Nasdaq: MONI) announced today that it had appointed Allen L Thomas as a non-executive Director with immediate effect. Allen Thomas, 62, is a dual qualified US/UK lawyer who was a partner of Paul, Weiss, Rifkind, Wharton & Garrison (an international law firm headquartered in New York) for twenty years. He is currently Chairman of Ockham Holdings plc and a non-executive Director of Eidos plc and Penna Consulting plc. Allen Thomas led the financial restructuring of Dialog Corporation plc / Bright Station plc in 2000/01. He was General Counsel to the Municipal Assistance Corporation, which was responsible for the financial rescue of New York City after the financial crises that it suffered in the 1970's.

In addition Marconi has appointed Talbot Hughes Llp to lead the financial restructuring process on behalf of the company. John Talbot and Chris Hughes will report to the Board of Marconi. In 2001 John Talbot and Chris Hughes formed Talbot Hughes Llp as a specialist financial restructuring firm. John Talbot was a partner of Arthur Andersen until 1999 where he ran, first its Corporate Recovery business and latterly its Corporate Finance practice. Chris Hughes is a former partner of PricewaterhouseCoopers, where he was a senior partner in the Corporate Recovery practice.

Derek Bonham, Chairman of Marconi said: "Both these appointments strengthen the Company's knowledge and experience in the financial restructuring process that we are now actively involved in. I am delighted that we have been able to appoint Allen Thomas to the Board. His experience of financial restructuring and general wise counsel will be a great asset.

"John Talbot is the person that we have been looking for to help us drive the financial restructuring process and lead our negotiations with our bank and bondholder creditors. His appointment has been welcomed by creditors as a further assistance in this process."

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

About Talbot Hughes Llp

Talbot Hughes Llp was formed in May 2001 as a small specialist financial restructuring firm. Since that time the firm has advised bondholders in the restructuring of Polestar and Brunner Mond. The firm also advised the Board of Kvaerner on its restructuring. Talbot Hughes is currently advising bondholders of Energis on its proposed financial restructuring.

Contacts

Name:	David Beck / Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	joe.kelly@marconi.com	heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: May 20, 2002